                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                            on November 29, 2001



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


In the Matter of                                 INTERIM CERTIFICATE

Conectiv and Subsidiaries                                OF

File No. 70-9095                                     NOTIFICATION

(Public Utility Holding Company                   PURSUANT TO RULE 24
Act of 1935)

This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, August 21, 1998, September 28, 1998, October 21, 1998, November 13, 1998, December 14, 1999, August 17, 2000 and June 7, 2001 (the "Orders") in the above- referenced file. The Orders directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period July 1, 2001 through September 30, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1.       Conectiv Common Stock issued during period (new issue shares only):

  # Of Shares Issued During               Average                                             Cumulative Issuance
            Period                   Price per Share               Issuance Amount                  Amount
              0                             N/A                           0                            0

Note: Conectiv's issuance of common stock and long-term debt is limited to $500 million in aggregate pursuant to the Order dated February 26, 1998. Of this amount, no more than $250 million of long-term debt can be issued (subject to a reservation of jurisdiction on the remaining $250 million of long-term debt). An additional $500 million of long-term debt issuance was authorized in the Order dated December 14, 1999, subject to a reservation of jurisdiction. Conectiv has already issued $250 million of long-term debt as noted in Item 4 below. Therefore, the remaining capacity for the issuance of common stock pursuant to the Order dated February 26, 1998 is $250 million less any additional long-term debt issued pursuant to a release from the reservation of jurisdiction.

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

             Common Stock                   #Of Shares Issued During Period         Cumulative # Of Shares Issued
             ------------                   -------------------------------         -----------------------------
Dividend Reinvestment                                      0                                      0
Employee Benefit Plans                                     0                                   14,900

During the period, no stock options or shares of restricted stock were issued under the Conectiv Incentive Compensation Plan. During the period, no shares of Conectiv Common Stock were issued under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 2,909,500 common stock options and 752,100 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3.       Conectiv Common Stock issued for acquisitions:

   # Of Shares Issued During Period                 Value per Share                       Restricted (Y/N)
   --------------------------------                 ---------------                       ----------------
                   0                                      N/A                                    N/A

4.       Conectiv Long-Term Debt issued during period:
            None

Note: Aggregate long-term debt financing by Conectiv cannot exceed $250 million pursuant to the Orders (see Item 1 above); an additional $750 million of long-term debt is subject to a reservation of jurisdiction. Conectiv has already issued $250 million of long-term debt pursuant to the Orders and, therefore, cannot issue any additional long-term debt without a release from the reservation of jurisdiction.

5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:

           Company                 Balance at Period-End        Weighted Average Cost        Highest Daily Balance
           -------                 ---------------------        ---------------------        ---------------------
           Conectiv                    $804,926,000                     4.18%                    $837,714,000
           Delmarva                          0                           N/A                           0

Note: Conectiv's daily balance cannot exceed $2 billion pursuant to the Orders; Delmarva's daily balance cannot exceed $275 million pursuant to the Orders and the order of the Virginia State Corporation Commission.

6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:
            No activity.

7.       Utility Subsidiary financings during period:
            Delmarva:  See Item 5 above.
            Conectiv Atlantic Generation, L.L.C.:       None
            Conectiv Delmarva Generation, Inc.:         None

Note: Short-term and long-term financings by Atlantic City Electric Company are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52. Aggregate financing by Conectiv Atlantic Generation, L.L.C., Conectiv Delmarva Generation, Inc. and any New Utility Subsidiary cannot exceed $1 billion.

8.       Non-utility financing during the period not exempt pursuant to Rule 52:

                    Company                            Type of Borrowing           Amount ($)      Interest Rate (%)
           Atlantic Generation, Inc.                   Money Pool Advance               *                  *
         Conectiv Energy Supply, Inc.                  Money Pool Advance               *                  *
        Conectiv Thermal Systems, Inc.                 Money Pool Advance               *                  *
        Conectiv Energy Holding Company               Money Pool Advances          230,607,133           4.18
      Conectiv Operating Services Company             Money Pool Advances               *                  *
           Conectiv Mid-Merit, Inc.                  Parent Company Advance        228,670,750           4.18
           Conectiv Bethlehem, Inc.                  Parent Company Advance         1,928,604            4.18
                    Various                               Surety Bonds             74,704,465             N/A

* Reported on Form U-9C-3

9. Guarantees issued by Conectiv and Non-utility Subsidiaries as of end of period:

Conectiv                                                     $492.2 million
Non-Utility Subsidiaries                                     $8.8 million

Note: Guarantees by Conectiv cannot exceed $1.5 billion; guarantees by Non-Utility Subsidiaries cannot exceed $100 million.

10.      Borrowings from System Money Pool during period:
            Pursuant to the Orders, the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and the applicable borrowings are reported on Form U-6B-2 filed contemporaneously herewith.

11.      Forms U-6B-2 filed with Commission during period:

Filing Entity                                                                     Date of Filing
-------------                                                                     --------------
ATE Investment, Inc.                                                                 11/29/01
Atlantic Southern Properties, Inc.                                                   11/29/01
Conectiv Communications, Inc.                                                        11/29/01
Conectiv Plumbing LLC                                                                11/29/01
Conectiv Properties and Investments, Inc                                             11/29/01
Conectiv Resource Partners, Inc.                                                     11/29/01
Conectiv Services, Inc                                                               11/29/01
Conectiv Solutions, LLC                                                              11/29/01
DCI I, Inc                                                                           11/29/01
DCI II, Inc.                                                                         11/29/01
King Street Assurance Ltd                                                            11/29/01

12.      Financial Statements:

         - Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended September 30, 2001)

         - Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended September 30, 2001)

13.      Registration Statements filed pursuant to the Securities Act of 1933:
            None.

14.      Computation under Rule 53(a):

($ THOUSANDS)           1             2            3              4               5              6             7
                     Average       Average     10% Test     2% of Capital    Maximum EWG     Aggregate     Remaining
                     Retained      Retained                  Invested in     Investments        EWG      Capacity for
                     Earnings      Earnings                 Utility Plant     per Orders    Investments       EWG
                    (Last Four    (Previous                (Use only if 1                                 Investments
                    Quarters)        Four                 is 10% less than
                                  Quarters)                      2)

     9/30/01         125,007        79,320        58%            N/A           350,000        218,966       131,034

15.      Conectiv Investment in EWG Projects:
            Conectiv's investments in EWGs as of September 30, 2001 were $219.0 million.

16.      Conectiv's Consolidated Capitalization Ratios as of September 30, 2001:

                                  ($ thousands)

                 Debt                                  2,817,561                               65.64%
            Preferred Stock                             213,513                                 4.97%
             Common Equity                             1,261,629                               29.39%
                                                       ---------                               -----
         Total Capitalization                          4,292,629                               100.00%

17.      Market/Book Ratio of Conectiv Common Stock:

                                             Closing Price @ 9/30/01        Book Value @ 9/30/01          Ratio
Conectiv Common Stock                                $23.50                        $14.22                  1.65
Conectiv Class A Common Stock                        $19.27                        $14.22                  1.36

18.      New EWG Projects during Preceding Quarter:
            There were no new EWG Projects initiated during the period.

19.      Consolidated and EWG Earnings Growth:
            Energy Systems North East, LLC ("ESNE"), an indirect subsidiary of Conectiv, has a 50% interest in an EWG Project located in North East Pennsylvania. The effect of ESNE's earnings are insignificant in relation to Conectiv's earnings. ESNE is the only operating EWG Project in the Conectiv System.

20.      EWG Revenue and Net Income:
            ESNE's revenues and net income are de minimis.

21.      New Utility Subsidiaries established during period:
            None.

22. Utility property acquired during period by utility subsidiaries of Conectiv Energy Holding Company:
            None.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                       Conectiv

                                       Delmarva Power & Light Company
                                       Conectiv Resource Partners, Inc.
                                       Conectiv Energy Supply, Inc.
                                       Conectiv Properties and Investments, Inc.
                                       Conectiv Services, Inc.
                                       DCI I, Inc.
                                       DCI II, Inc.
                                       DCTC-Burney, Inc.
                                       Conectiv Operating Services Company
                                       Conectiv Solutions, LLC
                                       Conectiv Plumbing, LLC
                                       Atlantic City Electric Company
                                       Atlantic Generation, Inc.
                                       Atlantic Southern Properties, Inc.
                                       ATE Investment, Inc.
                                       Conectiv Thermal Systems, Inc.
                                       Binghamton General, Inc.
                                       Binghamton Limited, Inc.
                                       Pedrick General, Inc.
                                       Vineland Limited, Inc.
                                       Vineland General, Inc.
                                       ATS Operating Services, Inc.
                                       King Street Assurance, Ltd.
                                       Atlantic Jersey Thermal Systems, Inc
                                       Conectiv Atlantic Generation, L.L.C.
                                       ACE REIT, Inc.
                                       Conectiv Communications, Inc.
                                       Conectiv Delmarva Generation, Inc.
                                       Conectiv Energy Holding Company
                                       Conectiv Mid-Merit, Inc.


November 29, 2001                      /s/ Philip S. Reese
                                       -------------------
                                       Philip S. Reese
                                       Vice President and Treasurer